UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 65740/November 14, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14587

In the Matter of :	
:	
ABLEST INC., :	
ABSOLUTE POTENTIAL, INC. :	ORDER MAKING FINDINGS AND
(f/k/a ABSOLUTE WASTE SERVICES, INC.), :	REVOKING REGISTRATIONS
ALPHA PETROLEUM EXPLORATION CORP., :	BY DEFAULT
AMCV CAPITAL TRUST I, :	
AMERICAN HEALTH, INC., :	
AVID SPORTSWEAR & GOLF CORP. :	
(n/k/a MERGER CO., INC.), and :	
THE BIGHUB.COM, INC. :	
(n/k/a CAPITAL CONSULTANTS FUNDING, INC.):	

SUMMARY

This Order revokes the registrations of the registered securities of Alpha Petroleum Exploration Corp., AMCV Capital Trust I, American Health, Inc., Avid Sportswear & Golf Corp. (n/k/a Merger Co., Inc.), and The Bighub.com, Inc. (n/k/a Capital Consultants Funding, Inc.) (collectively, Respondents).[1] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on October 14, 2011, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by October

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[1] The proceeding has ended as to Ablest Inc. Ablest Inc., Exchange Act Release No. 65675 (Nov. 3, 2011). Absolute Potential, Inc. (f/k/a Absolute Waste Services, Inc.), remains in the proceeding.

25, 2011.[2] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Alpha Petroleum Exploration Corp. (CIK No. 90685) is an inactive New York corporation located in Tampa, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2008, which reported a net loss of over $18,000 for the prior nine months.

AMCV Capital Trust I (CIK No. 1103253) is a Delaware trust located in Chicago, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 8-A registration statement on February 16, 2000, which reported a net loss of over $1.7 million for the nine months ended September 30, 1999.

American Health, Inc. (CIK No. 824647), is a Pennsylvania corporation located in Conshohocken, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 8-A registration statement on April 15, 1992.

Avid Sportswear & Golf Corp. (n/k/a Merger Co., Inc.) (CIK No. 1100127) is a permanently revoked Nevada corporation located in Pittsburgh, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2003, which reported a net loss of over $40,000 for the prior three months. The company's stock is not publicly quoted or traded.

The Bighub.com, Inc. (n/k/a Capital Consultants Funding, Inc.) (CIK No. 1093192), is a dissolved Florida corporation located in Jensen Beach, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended July 30, 2000, which reported a net loss of over $4.4 million for the prior nine months. As of October 12, 2011, the company's stock (symbol "BHUB") was traded on the over-the-counter markets.

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[2] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

2

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011); Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Alpha Petroleum Exploration Corp. is REVOKED;

the REGISTRATION of the registered securities of AMCV Capital Trust I is REVOKED;

the REGISTRATION of the registered securities of American Health, Inc., is REVOKED;

the REGISTRATION of the registered securities of Avid Sportswear & Golf Corp. (n/k/a Merger Co., Inc.) is REVOKED; and

the REGISTRATION of the registered securities of The Bighub.com, Inc. (n/k/a Capital Consultants Funding, Inc.), is REVOKED.

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Carol Fox Foelak
Administrative Law Judge